Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2014

•	Revenue was $451.1 million in 1Q14, a decrease of 8.3% quarter over quarter.

•	Non-GAAP revenue excluding wafer shipments from Wuhan Xinxin was $451.1 million in 1Q14, a decrease of 6.7 % quarter over quarter.

•	Gross margin was 21.3% in 1Q14, compared to 18.9% in 4Q13.

•	Non-GAAP gross margin excluding wafer shipments from Wuhan Xinxin was 21.3% in 1Q14, compared to 19.2% in 4Q13.

•	Profit for the period attributable to SMIC was $20.3 million in 1Q14, compared to $14.7 million in 4Q13.

Set out below is a copy of the full text of the press release by the Company on April 28, 2014, in relation to its unaudited results for the three months ended March 31, 2014.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”).

Shanghai, China –April 28, 2014. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended March 31, 2014.

Second Quarter 2014 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to be up from 12% to 15% quarter over quarter.

•	Gross margin is expected to range from 22% to 24%.

•	Non-GAAP operating expenses excluding the effect of employee bonus accrual, funding of R&D contracts from the government and gain from the disposal of living quarters are expected to range from $89 million to $93 million.

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer and Executive Director, commented, “ We are excited to see that our overall profitability has improved despite hitting a seasonal trough in the first quarter, which is our eighth consecutive profitable quarter. When comparing Q1 2014 to Q4 2013, gross margin increased 2.4 percentage points, profit from operations more than tripled, and profit attributable to SMIC grew 38%; meanwhile, our capital structure also improved as our debt to equity ratio decreased 6.7 percentage points.

We are happy to announce that we received our first 28nm tape-out from one of our customers and we continue to target pilot production for 28nm by the end of 2014, and ramp-up and revenue generation in 2015.

When looking at our differentiated products, we have made good progress in fingerprint sensor technology and CMOS-MEMS technology, which are both now in production.

We are also excited to announce that we have secured some used equipment for our Shenzhen fab, and we target 10-thousand-wafers-per-month capacity installed in Shenzhen by the end of this year and production in 2015.

We have improved our profitability and, as is reflected in our guidance, we believe we are positioned for a recovery in the second quarter, and we continue to be optimistic about the second half of this year.”

Conference Call / Webcast Announcement

Date: April 29, 2014
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

China	400-620-8038	(Pass code: SMIC)
Hong Kong	852-2475-0994	(Pass code: SMIC)
Taiwan	886-2-2650-7825	(Pass code: SMIC)
United States, New York	1-845-675-0437	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php or http://www.media-server.com/m/p/n4r7ko87.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab in Beijing with a joint-venture 300mm fab that is currently under construction; a 200mm fab in Tianjin; and a 200mm fab project under development in Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Second Quarter 2014 Guidance” and the statements regarding our targeted timing of pilot production, ramp-up and revenue generation for 28nm technology, our targeted 10-thousand-wafers-per-month capacity in Shenzhen and the timing of the instalment of such capacity, our expected recovery in the second quarter 2014 and our optimism about the second half of 2014 are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “target” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with the global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on April 14, 2014, especially the consolidated financial statements, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release measures of operating results that are adjusted to exclude wafer shipments from Wuhan Xinxin Semiconductor Manufacturing Corporation (“Wuhan Xinxin”), which SMIC began gradually phasing out in 3Q13. There were no wafer shipments from Wuhan Xinxin from 1Q14 onwards. This earnings release includes non-GAAP revenue, non-GAAP cost of sales, non-GAAP gross margin and non-GAAP operating expenses, which consists of total operating expenses as adjusted to exclude the effect ofemployee bonus accrual, funding of R&D contracts from the government and gain from the disposal of living quarters. It also includes second quarter 2014 guidance for non-GAAP operating expenses. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Company’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Company’s business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis.

Summary of First Quarter 2014 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	1Q14	4Q13	QoQ	1Q13	YoY
Revenue	451,083	491,797	-8.3%	501,609	-10.1%
Cost of sales	(354,965)	(398,858)	-11.0%	(403,321)	-12.0%

Gross profit	96,118	92,939	3.4%	98,288	-2.2%
Operating expenses	(66,533)	(84,840)	-21.6%	(46,967)	41.7%

Profit from operations	29,585	8,099	265.3%	51,321	-42.4%
Other income (expense), net	(9,189)	7,756	—	(8,273)	11.1%

Profit before tax	20,396	15,855	28.6%	43,048	-52.6%
Income tax expenses	(1,454)	(170)	755.3%	(2,536)	-42.7%

Profit for the period	18,942	15,685	20.8%	40,512	-53.2%
Other comprehensive income:
Exchange differences on translating foreign operations	(1,095)	333	—	43	—

Total comprehensive income for the period	17,847	16,018	11.4%	40,555	-56.0%

Profit for the period attributable to:
Attributable to SMIC	20,261	14,681	38.0%	40,604	-50.1%
Non-controlling interests	(1,319)	1,004	—	(92)	1333.7%

Profit for the period	18,942	15,685	20.8%	40,512	-53.2%
Gross margin	21.3%	18.9%	—	19.6%	—
Earnings per ordinary share(1) Basic	0.00	0.00	—	0.00	—
Diluted	0.00	0.00	—	0.00	—
Earnings per ADS Basic	0.03	0.02	—	0.06	—
Diluted	0.03	0.02	—	0.06	—
Wafers shipped (in 8” equivalent wafers)	581,621	601,602	-3.3%	631,776	-7.9%
Capacity utilization(2)	84.2%	87.4%	—	89.0%	—

Note:

(1)	Based on weighted average ordinary shares of 32,169 million (basic) and 32,513 million (diluted) in 1Q14, 32,102 million (basic) and 33,693 million (diluted) in 4Q13, and 32,014 million (basic) and 32,182 million (diluted) in 1Q13.

(2)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

•	Revenue decreased to $451.1 million in 1Q14, down 8.3% QoQ from $491.8 million in 4Q13, mainly because 1) a decrease of wafer shipments in 1Q14, 2) no revenue from Brite Semiconductor Corporation and its subsidiaries (“Brite”) as the Company deconsolidated Brite due to loss of control on December 30, 2013. From 1Q14 onwards, there were no wafer shipments from Wuhan Xinxin.

•	Cost of sales decreased to $355.0 million in 1Q14, down 11.0% QoQ from $398.9 million in 4Q13, mainly due to lower wafer shipments and lower provision for customer claim in 1Q14.

•	Gross profit was $96.1 million in 1Q14, an increase of 3.4 % QoQ from $92.9 million in 4Q13.

•	Gross margin was 21.3% in 1Q14, up from 18.9% in 4Q13 primarily due to the following reasons: 1) a product mix change, 2) lower provision for customer claim and 3) improvement in the fab efficiency. The aforementioned impact was partially offset by lower fab utilization in 1Q14.

•	Operating expenses decreased to $66.5 million in 1Q14, a decrease of 21.6% QoQ from $84.8 million in 4Q13, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.

Analysis of Revenue

Revenue Analysis
By Application	1Q14	4Q13	1Q13
Computer	3.0%	1.9%	1.3%
Communications	39.1%	39.8%	47.3%
Consumer	48.8%	48.3%	42.5%
Others	9.1%	10.0%	8.9%
By Service Type	1Q14	4Q13	1Q13

Wafers	93.3%	93.2%	94.1%
Mask making, testing, others	6.7%	6.8%	5.9%
By Customer Type	1Q14	4Q13	1Q13

Fabless semiconductor companies	89.0%	86.7%	88.7%
Integrated device manufacturers (IDM)	3.1%	6.0%	6.1%
System companies and others	7.9%	7.3%	5.2%
By Geography	1Q14	4Q13	1Q13

North America	46.6%	48.3%	51.4%
China(1)	40.6%	40.0%	38.6%
Eurasia(2)	12.8%	11.7%	10.0%
Wafer Revenue Analysis

By Technology	1Q14	4Q13	1Q13

40/45 nm	9.8%	16.3%	6.4%
55/65 nm	21.3%	21.1%	32.1%
90 nm	4.3%	3.5%	6.7%
0.13 µm	12.9%	12.2%	10.7%
0.15/0.18 µm	46.8%	41.5%	39.9%
0.25/0.35 µm	4.9%	5.4%	4.2%

Note:
(1) Including Hong Kong, but excluding Taiwan
(2) Excluding China

Capacity*

Fab / (Wafer Size)	1Q14	4Q13
Shanghai Mega Fab (8”)	94,000	90,000
Shanghai 12-inch Fab (12”)	31,500	27,000
Beijing Mega Fab (12”)	81,000	81,000
Tianjin Fab (8”)	37,000	36,000
Total monthly wafer fabrication capacity	243,500	234,000

Note:
* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

•	Monthly capacity increased to 243,500 8-inch equivalent wafers in 1Q14 from 234,000 8-inch equivalent wafers in 4Q13, primarily due to the expansion of capacity in our Shanghai 12-inch fab as well as our Shanghai and Tianjin 8-inch fabs.

Shipment and Utilization

8” equivalent wafers	1Q14	4Q13	QoQ	1Q13	YoY
Wafer shipments	581,621	601,602	-3.3%	631,776	-7.9%
Utilization rate(1)	84.2%	87.4%	—	89.0%	—

Note:
(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	1Q14	4Q13	QoQ	1Q13	YoY
Cost of sales	354,965	398,858	-11.0%	403,321	-12.0%
Depreciation	110,903	113,289	-2.1%	127,339	-12.9%
Other manufacturing costs	243,091	284,327	-14.5%	275,537	-11.8%
Share-based compensation	971	1,242	-21.8%	445	118.2%
Gross profit	96,118	92,939	3.4%	98,288	-2.2%
Gross margin	21.3%	18.9%	—	19.6%	—

•	Cost of sales was $355.0 million in 1Q14, down 11.0 % QoQ from $398.9 million in 4Q13 due to lower wafer shipments and lower provision for customer claim in 1Q14.

•	Depreciation within the cost of sales decreased to $110.9 million in 1Q14, compared to $113.3 million in 4Q13.

•	Other manufacturing costs within the cost of sales decreased to $243.1 million in 1Q14, compared to $284.3 million in 4Q13.

•	Gross profit was $96.1 million in 1Q14, an increase of 3.4 % QoQ from $92.9 million in 4Q13.

•	Gross margin was 21.3% in 1Q14, up from 18.9% in 4Q13 primarily due to the following reasons: 1) a product mix change, 2) lower provision for customer claim and 3) improvement in the fab efficiency. The aforementioned impact was partially offset by lower fab utilization in 1Q14.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	1Q14	4Q13	QoQ	1Q13	YoY
Operating expenses	66,533	84,840	-21.6%	46,967	41.7%
Research and development	36,653	46,256	-20.8%	24,758	48.0%
General and administrative	23,193	36,610	-36.6%	34,203	-32.2%
Selling and marketing	9,708	8,385	15.8%	8,254	17.6%
Other operating income	(3,021)	(6,411)	-52.9%	(20,248)	-85.1%

•	R&D expenses decreased to $36.7 million in 1Q14, compared to $46.3 million in 4Q13. The decrease was primarily due to an increase in the funding of R&D contracts from the government, which was $11.7 million in 1Q14, compared to $4.7 million in 4Q13.

•	General and administrative expenses decreased to $23.2 million in 1Q14, down 36.6 % QoQ from $36.6 million in 4Q13, mainly due to 1) a decrease of bad debt expense recognized, 2) a decrease in accrued employee bonus and 3) a decrease of government tax surcharges in 1Q14.

•	Other operating income was $3.0 million in 1Q14, compared to $6.4 million in 4Q13. The change was mainly due to gain arising from the deconsolidation of Brite due to loss of control recorded in 4Q13.

Other Income (expense), Net

Amounts in US$ thousands	1Q14	4Q13	QoQ	1Q13	YoY
Other income (expense), net	(9,189)	7,756	—	(8,273)	11.1%
Interest income	1,838	2,206	-16.7%	1,352	35.9%
Finance costs	(4,630)	(5,789)	-20.0%	(10,850)	-57.3%
Foreign exchange gains or losses	(12,594)	6,228	—	2,145	—
Other gains or losses	5,312	4,607	15.3%	(1,366)	—
Share of profits of associates	885	504	75.6%	446	98.4%

•	The change of foreign exchange gains or losses was mainly due to a devaluation of RMB against USD in 1Q14.

Depreciation and Amortization

Amounts in US$ thousands	1Q14	4Q13	QoQ	1Q13	YoY
Depreciation and amortization	136,871	138,721	-1.3%	135,752	0.8%

Liquidity

Amounts in US$ thousands	1Q14	4Q13
Cash and bank balances	437,575	462,483
Restricted cash	120,338	147,625
Other financial assets	178,383	240,311
Trade and other receivables	361,536	379,361
Prepaid operating expenses	43,181	43,945
Inventories	294,375	286,251
Assets classified as held-for-sale	2,361	3,265
Total current assets	1,437,749	1,563,241
Current tax liabilities	161	158
Other financial liabilities	76	—
Accrued liabilities	114,463	127,593
Deferred government funding	24,431	26,349
Borrowings	313,191	390,547
Trade and other payables	401,041	393,890
Total current liabilities	853,363	938,537
Cash Ratio	0.5x	0.5x
Quick Ratio	1.3x	1.4x
Current Ratio	1.7x	1.7x

Capital Structure

Amounts in US$ thousands	1Q14	4Q13
Cash and bank balances	437,575	462,483
Restricted cash	120,338	147,625
Other financial assets	178,383	240,311
Short-term borrowings	313,191	390,547
Long-term borrowings	512,075	600,975
Convertible bonds	182,149	180,563
Total debt	1,007,415	1,172,085
Equity	2,617,698	2,593,182
Total debt to equity ratio(1)	38.5%	45.2%

Note:

(1)	Total debt divided by equity, total debt including short-term and long-term borrowings and convertible bonds.

Cash Flow

Amounts in US$ thousands	1Q14	4Q13
Net cash from operating activities	169,378	205,437
Net cash used in investing activities	(24,912)	(269,147)
Net cash (used in) from financing activities	(168,382)	52,749
Effect of exchange rate changes	(992)	(63)
Net change in cash	(24,908)	(11,024)

Capex Summary

■ Capital expenditures for 1Q14 were $108.4 million.
■ The planned 2014 capital expenditures for our foundry
operations are raised to approximately $1 billion from the previous $880 million, of which the increase is for the acquisition of used equipment for our
Shenzhen 8-inch fab. Out of the total capex of approximately $1 billion, around
$570 million is for our new Beijing majority owned subsidiary, which is 55%
funded by SMIC and 45% funded by the other shareholders of the subsidiary.

■ In addition, as we stated last quarter, we also budgeted
2014 capital expenditures for non-foundry operations of approximately $110 million mainly for the construction of living quarters. The Company plans to either rent out or sell these living quarter units to employees in the future.

Recent Highlights and Announcements

• SMIC Kicks Off 6th Technology Workshop in Shanghai (2014-04-24)
• SMIC Appoints Hiroshi Ogawa as General Manager of SMIC Japan (2014-04-15)
• Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (2014-04-14)
• Notification of Board Meeting (2014-04-14)
• Circulars — Letter and Reply Form to New Registered Shareholder — Election of Means of Receipt of Corporate Communication (2014-04-08)
• (2014-04-08)
• Circulars — Notification Letter and Change Request Form to Registered Holders (2014-04-08)
• 2013 Annual Report (2014-04-07)
• SMIC Offers a Full Set of ESD Protection Service to Enhance the Whole Chip ESD Design for Customers (2014-03-25)
• SMIC Awarded Mirror Post “Outstanding Corporate Social Responsibility Award” (2014-03-24)
• CEVA, SMIC and Brite Semiconductor Partner to Provide Hard Macro Versions of CEVA DSP Cores and Platforms (2014-03-19)
• SMIC Attends SEMICON China 2014, Dr. Tzu-Yin Chiu Receives Outstanding EHS Achievement Award (2014-03-18)
• Announcement of 2013 Annual Results (2014-03-12)
• Notification of Approval of the Publication of 2013 Annual Results by the Board (2014-03-02)
• Establishment of an Investment Fund (2014-02-28)
• SMIC and JCET Establish a Joint Venture to Build China’s Local IC Manufacturing Supply Chain (2014-02-20)
• Non-exempt Continuing Connected Transactions (2014-02-18)
• Poll Results of Extraordinary General Meeting Held on 17 February 2014 (2014-02-17)
• SMIC Reports Unaudited Results for the Three Months Ended December 31, 2013 (2014-02-17)
• Change of Chief Financial Officer (2014-02-17)
• ARM and SMIC Broaden IP Partnership with 28nm Process for Mobile and Consumer Applications (2014-02-09)
• Circulars — Notification Letter and Request Form to Non-registered Shareholders (2014-01-28)
• Circulars — Notification Letter to Registered Shareholders (2014-01-28)
• Notice of Extraordinary General Meeting (2014-01-28)
• Proxy Forms — Form of Proxy for Use at the Extraordinary General Meeting to be Held on 17 February 2014 (2014-01-28)
• Circulars — Non-exempt Connected Transactions (1) Pre-emptive Subscription of Bonds by Datang and Country Hill (2) Proposed Further Special Mandates to Issue Conversion Shares on Conversion of the
Pre-emptive Bonds (3) Notice of Extraordinary General Meeting (2014-01-28)

• Notification of Board Meeting (2014-01-27)
• SMIC Unveils 28nm Readiness and MPW Milestone (2014-01-26)
• Dual-interface Financial IC Card Chip Based on SMIC’s eEEPROM Platform Gains CC EAL4+ Certification (2014-01-22)
• “SMIC Liver Transplant Program for Children” Helps 18 Kids (2014-01-13)
• Delay in Despatch of Circular (2014-01-13)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	March 31, 2014	December 31, 2013
	(Unaudited)	(Unaudited)
Revenue	451,083	491,797
Cost of sales	(354,965)	(398,858)

Gross profit	96,118	92,939

Research and development expenses	(36,653)	(46,256)
General and administration expenses	(23,193)	(36,610)
Sales and marketing expenses	(9,708)	(8,385)
Other operating income	3,021	6,411
Operating expenses	(66,533)	(84,840)
Profit from operation	29,585	8,099
Other income (expense), net	(9,189)	7,756
Profit before tax	20,396	15,855
Income tax expense	(1,454)	(170)

Profit for the period	18,942	15,685

Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(1,095)	333

Total comprehensive income for the period	17,847	16,018

Profit (loss) for the period attributable to:
Owners of the Company	20,261	14,681
Non-controlling interests	(1,319)	1,004

	18,942	15,685

Total comprehensive income (expense) for the period attributable to:
Owners of the Company	19,166	15,014
Non-controlling interests	(1,319)	1,004

	17,847	16,018

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders
Basic	0.00	0.00
Diluted	0.00	0.00
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders
Basic	0.03	0.02
Diluted	0.03	0.02
Shares used in calculating basic earnings per share	32,168,629,989	32,102,304,565
Shares used in calculating diluted earnings per share	32,512,915,972	33,692,855,386

Reconciliations of Non-GAAP Financial
Measures to Comparable GAAP Measures(1)
Non-GAAP revenue	451,083	483,597
Non-GAAP cost of sales	(354,965)	(390,879)
Non-GAAP gross margin	21.3%	19.2%
Non-GAAP operating expenses	(79,363)	(86,461)

Note:

(1)	SMIC defines non-GAAP revenue, non-GAAP cost of sales and non-GAAP gross margin, which are non-GAAP financial measures, as revenue, cost of sales and gross margin, in each case excluding wafer shipments from Wuhan Xinxin. SMIC also defines non-GAAP operating expenses prepared on a forward-looking basis as a non-GAAP measure in our next quarter’s guidance, which is adjusted to exclude the effect of employee bonus accrual, funding of R&D contracts from the government and gain from the disposal of living quarters. SMIC reviews non-GAAP financial measures together with revenue, cost of sales, gross margin and operating expenses to understand, manage and evaluate its business and make financial and operational decisions. The Company also believes it is useful supplemental information for investors and analysts to assess its operating performance without the effect of wafer shipments from Wuhan Xinxin, which were not output through its production capacity. SMIC announced in March 2013 that it had ceased to manage and operate the 300mm wafer fab in Wuhan owned by Wuhan Xinxin, and began gradually phasing out wafer shipments from Wuhan Xinxin in 3Q13. There were no wafer shipments from Wuhan Xinxin from 1Q14 onwards. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to revenue, cost of sales, gross margin and operating expenses prepared in accordance with IFRS.

The following table sets forth the reconciliation of each of non-GAAP revenue, non-GAAP cost of sales, non-GAAP gross margin and non-GAAP operating expenses to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	March 31, 2014	December 31, 2013	March 31, 2013
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	451,083	491,797	501,609
Revenue from Wuhan Xinxin	-	(8,200)	(29,160)

Non-GAAP revenue	451,083	483,597	472,449

Cost of sales	(354,965)	(398,858)	(403,321)
Cost of sales of Wuhan Xinxin	-	7,979	28,405

Non-GAAP cost of sales	(354,965)	(390,879)	(374,916)

Gross margin	21.3%	18.9%	19.6%

Non-GAAP gross margin	21.3%	19.2%	20.6%

	For the three months ended
	March 31, 2014	December 31, 2013	March 31, 2013
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	(66,533)	(84,840)	(46,967)
Employee bonus accrual	2,001	5,079	11,844
Funding of R&D contracts from the government	(11,972)	(5,688)	(10,945)
Gain from the disposal of living quarters	(2,859)	(1,012)	(20,252)

Non-GAAP operating expenses	(79,363)	(86,461)	(66,320)

As of
	March 31, 2014	December 31, 2013
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	2,500,845	2,528,834
Prepaid land use right	137,296	136,725
Intangible assets	208,775	215,265
Investments in associates	29,997	29,200
Deferred tax assets	43,974	43,890
Other assets	7,666	6,237

Total non-current assets	2,928,553	2,960,151

Current assets
Inventories	294,375	286,251
Prepaid operating expenses	43,181	43,945
Trade and other receivables	361,536	379,361
Other financial assets	178,383	240,311
Restricted cash	120,338	147,625
Cash and bank balances	437,575	462,483

	1,435,388	1,559,976
Assets classified as held-for-sale	2,361	3,265

Total current assets	1,437,749	1,563,241

TOTAL ASSETS	4,366,302	4,523,392

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 32,214,208,143 and 32,112,307,101 shares issued and outstanding at March 31, 2014 and December 31, 2013, respectively	12,886	12,845
Share premium	4,098,490	4,089,846
Reserves	71,584	74,940
Accumulated deficit	(1,673,598)	(1,693,859)

Equity attributable to owners of the Company	2,509,362	2,483,772
Non-controlling interests	108,336	109,410

Total equity	2,617,698	2,593,182

Non-current liabilities
Borrowings	512,075	600,975
Convertible bonds	182,149	180,563
Deferred tax liabilities	167	167
Deferred government funding	200,850	209,968
Total non-current liabilities	895,241	991,673

Current liabilities
Trade and other payables	401,041	393,890
Borrowings	313,191	390,547
Deferred government funding	24,431	26,349
Accrued liabilities	114,463	127,593
Other financial liabilities	76	—
Current tax liabilities	161	158
Total current liabilities	853,363	938,537

Total liabilities	1,748,604	1,930,210

TOTAL EQUITY AND LIABILITIES	4,366,302	4,523,392

	For the three months ended
	March 31, 2014	December 31, 2013
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit for the period	18,942	15,685
Depreciation and amortization	136,871	138,721
Share of profits of associates	(885)	(504)
Changes in working capital and others	14,450	51,535

Net cash from operating activities	169,378	205,437

Cash flow from investing activities:
Payments for property, plant and equipment	(118,563)	(83,459)
Payments for intangible assets	(1,364)	(6,517)
Payments for land use right	(1,123)	(14,641)
Proceeds from disposal of property, plant and equipment and intangible assets	13,348	46,822
Changes in restricted cash relating to investing activities	20,879	30,961
Payments to acquire financial assets	(267,084)	(248,498)
Proceeds on sale of financial assets	329,011	13,546
Changes in cash relating to deconsolidation of subsidiaries due to loss of control	—	(6,799)
Others	(16)	(562)
Net cash used in investing activities	(24,912)	(269,147)

Cash flow from financing activities:
Proceeds from borrowings	51,284	108,343
Repayment of borrowings	(223,711)	(236,959)
Proceeds from convertible bonds	—	195,800
Repayment of promissory notes	—	(15,000)
Proceeds from exercise of employee stock options	3,800	565
Proceeds from non-controlling interests	245	—
Net cash (used in) from financing activities	(168,382)	52,749

Effects of exchange rate changes on the balance of cash held in foreign currencies	(992)	(63)

Net decrease in cash and bank balances	(24,908)	(11,024)
Cash and bank balances, beginning of period	462,483	473,507
Cash and bank balances, end of period	437,575	462,483

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yong Hua as his Alternate)
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
April 28, 2014

• For identification only